STATEMENT OF INVESTMENTS
Dreyfus Premier Core Equity Fund
May 31, 2008 (Unaudited)

Common Stocks--99.6%	Shares	Value ($)
Consumer Discretionary--17.1%		
Estee Lauder, Cl. A	29,000 a	1,380,400
Home Depot	30,000	820,800
McDonald's	40,000	2,372,800
McGraw-Hill	93,500	3,879,315
News, Cl. A	200,200	3,593,590
Philip Morris International	160,000 b	8,425,600
Target	45,000	2,401,200
Wal-Mart Stores	35,000	2,020,900
Walgreen	152,000	5,475,040
Whole Foods Market	25,000 a	725,000
		31,094,645
Consumer Staples--19.2%		
Altria Group	160,000	3,561,600
Anheuser-Busch	40,000	2,298,400
Coca-Cola	150,000	8,589,000
Nestle, ADR	60,050	7,381,947
PepsiCo	87,000	5,942,100
Procter & Gamble	110,000	7,265,500
		35,038,547
Energy--24.3%		
BP, ADR	22,000	1,595,220
Chevron	85,000	8,427,750
ConocoPhillips	70,000	6,517,000
Exxon Mobil	153,560	13,629,986
Halliburton	50,000	2,429,000
Occidental Petroleum	40,000	3,677,200
Patriot Coal	1,200 b	129,756
Peabody Energy	12,000	887,040
Royal Dutch Shell, ADR	50,000	4,274,500
Total, ADR	12,000	1,047,120
Transocean	12,243 b	1,838,776
		44,453,348
Financial--8.3%		
American Express	37,500	1,738,125
American International Group	35,580	1,280,880
Ameriprise Financial	16,000	756,160
Bank of America	95,000	3,230,950
Citigroup	73,233	1,603,070
HSBC Holdings, ADR	35,000 a	2,947,350
JPMorgan Chase & Co.	40,500	1,741,500
Merrill Lynch & Co.	40,000	1,756,800
		15,054,835
Health Care--7.1%		
Abbott Laboratories	70,000	3,944,500
Eli Lilly & Co.	18,000	866,520
Johnson & Johnson	90,000	6,006,600
Medtronic	20,000	1,013,400
Merck & Co.	30,000	1,168,800
		12,999,820
Industrials--9.2%		
Caterpillar	27,000	2,231,280
Emerson Electric	100,000	5,818,000

General Dynamics	5,500	506,825
General Electric	204,000	6,266,880
United Technologies	27,000	1,918,080
		16,741,065
Information Technology--12.3%		
Apple	14,000 b	2,642,500
Automatic Data Processing	30,000	1,291,500
Cisco Systems	100,000 b	2,672,000
Intel	325,000	7,533,500
Microsoft	160,000	4,531,200
QUALCOMM	25,000	1,213,500
Texas Instruments	75,000	2,436,000
		22,320,200
Materials--2.1%		
Freeport-McMoRan Copper & Gold	12,000	1,388,520
Praxair	25,000	2,376,500
		3,765,020
Total Common Stocks		
(cost $130,752,696)		**181,467,480**

Other Investment--.3%

Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $584,000)	584,000 c	**584,000**

Investment of Cash Collateral for
Securities Loaned--2.6%

Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Plus Fund		
(cost $4,662,900)	4,662,900 c	**4,662,900**
Total Investments (cost $135,999,596)	**102.5%**	**186,714,380**
Liabilities, Less Cash and Receivables	**(2.5%)**	**(4,544,228)**
Net Assets	**100.0%**	**182,170,152**

ADR - American Depository Receipts

a   All or a portion of these securities are on loan. At May 31, 2008, the total market value of the fund's securities on loan is
$4,547,475 and the total market value of the collateral held by the fund is $4,662,900.

b   Non-income producing security.

c   Investment in affiliated money market mutual fund.

At May 31, 2008, the aggregate cost of investment securities for income tax purposes was $135,999,596.
Net unrealized appreciation on investments was $50,714,784 of which $57,463,139 related to appreciated investment securities
and $6,748,355 related to depreciated investment securities.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and
semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.